                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G






                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                        INLAND STEEL INDUSTRIES, INC.
                     ----------------------------------
                              (Name of Issuer)

                        COMMON STOCK, $1.00 PAR VALUE
                     ----------------------------------
                       (Title of Class of Securities)

                               457472 10 8
                              -------------
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement / X / (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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- ---------------------                               ---------------------------
CUSIP No. 457472-10-8                 13G
- ---------------------                               ---------------------------

- -------------------------------------------------------------------------------
   1 NAME  OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     The INLAND STEEL INDUSTRIES THRIFT PLAN ESOP TRUST (the "Trust").
- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /
- -------------------------------------------------------------------------------
  3  SEC USE ONLY

- -------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION
     The agreement establishing the Trust is to be construed according to the laws of the State of Illinois to the extent such laws are not preempted by federal law.
- -------------------------------------------------------------------------------
NUMBER OF SHARES               5  SOLE VOTING POWER
 BENEFICIALLY                            0
 OWNED BY                    --------------------------------------------------
 EACH REPORTING                6  SHARED VOTING POWER
 PERSON WITH                      (As of 7/1/96) 3,080,512 (See Item 4)
                             --------------------------------------------------
                               7  SOLE DISPOSITIVE POWER
                                  (As of 7/1/96) 3,080,512 (See Item 4)
                             --------------------------------------------------
                               8  SHARED DISPOSITIVE POWER
                                          0
- -------------------------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,080,512 (As of 7/1/96, see Item 4)
- -------------------------------------------------------------------------------
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / / Not Applicable
- -------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     6.1% (See Item 4)
- -------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON*
     EP (See Item 3)
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

- ---------------------                               ---------------------------
CUSIP No. 457472-10-8                 13G
- ---------------------                               ---------------------------

- -------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     LASALLE NATIONAL TRUST, N.A. (not in its individual or corporate capacity but as a trustee of the Trust or in agency or fiduciary capacities unrelated to the Trust, see Item 4) (Tax Identification No. 36-3697893).
- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /
- -------------------------------------------------------------------------------
  3  SEC USE ONLY

- -------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION
     LaSalle National Trust, N.A. is a national banking association organized under the laws of the United States.
- -------------------------------------------------------------------------------
NUMBER OF SHARES               5  SOLE VOTING POWER
 BENEFICIALLY                             0
 OWNED BY                    --------------------------------------------------
 EACH REPORTING                6  SHARED VOTING POWER
 PERSON WITH                      (As of 7/1/96) 3,774,536 (See Item 4)
                             --------------------------------------------------
                               7  SOLE DISPOSITIVE POWER
                                  (As of 7/1/96) 3,774,536 (See Item 4)
                             --------------------------------------------------
                               8  SHARED DISPOSITIVE POWER
                                           0
- -------------------------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,774,536 (As of 7/1/96, see Item 4)
- -------------------------------------------------------------------------------
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / / Not Applicable
- -------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     7.5% (See Item 4)
- -------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON*
     BK (See Item 3)
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

The Inland Steel Industries Thrift Plan ESOP Trust (the "Trust") was established by the Inland Steel Industries Thrift Plan ESOP Trust Agreement as of July 7, 1989 (the "Trust Agreement") to carry out the purposes of the Inland Steel Industries Thrift Plan, adopted and effective January 1, 1975, as amended and restated as of July 1, 1996 (the "ESOP"). On July 1, 1996, LaSalle National Trust, N.A. became trustee of the Trust (the "Trustee"). The filing of this
Schedule 13G does not constitute, and shall not be construed as, an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Statement.

ITEM 1(a).    NAME OF ISSUER:

The name of the issuer is Inland Steel Industries, Inc. (the "Issuer").

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The address of the principal executive offices of the Issuer is 30 West Monroe, Chicago, Illinois 60603.

ITEM 2(a).    NAME OF PERSON FILING:

The persons filing this Statement are the Trust and the Trustee (the "Reporting Persons"). A Resolution of the Board of Directors of the Trustee authorizing the undersigned Corporate Trust Officer to sign this Schedule 13G on behalf of the Trust and the Trustee is attached hereto as Exhibit A.

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The address of the Trust and its principal place of business is c/o LaSalle National Trust, N.A., 135 South LaSalle Street, Chicago, Illinois 60603. The address of the Trustee is 135 South LaSalle Street, Chicago, Illinois 60603.

ITEM 2(c).    CITIZENSHIP OR PLACE OR ORGANIZATION:

The Trustee is a national banking association organized under the laws of the United States. The Trust is administered pursuant to the Trust Agreement, which is to be construed and administered according to the laws of the State of Illinois to the extent such laws are not preempted by the laws of the United States.

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

The class of equity securities to which this Statement relates is the common stock, $1.00 par value, of the Issuer (the "Common Stock").

ITEM 2(e).    CUSIP NUMBER:

The CUSIP number of the Common Stock is 457472-10-8.

ITEM 3.  The Reporting Persons are as follows:

The Trustee is a:

(b) [X]  Bank as defined in Section 3(a)(6) of the Act.

The Trust is an:

(f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1972 ("ERISA") or Endowment Fund; See Section 240.13d-1(b)(1)(ii)(F).

ITEM 4.  OWNERSHIP:

BENEFICIAL OWNERSHIP BY THE TRUST:

(a) Amount Beneficially Owned: 3,080,512(1) (as of 7/1/96)

(b) Percent of Class:  6.1%(1) (as of 7/1/96)

(c) Number of shares as to which such person has:

    (i)   sole power to vote or to direct the vote  ...............            0

    (ii)  shared power to vote or to direct the vote .............. 3,080,512(1)

    (iii) sole power to dispose or to direct the
          disposition of   ........................................ 3,080,512(1)

    (iv)  shared power to dispose or to direct the disposition of..            0

BENEFICIAL OWNERSHIP BY THE TRUSTEE:

(a) Amount Beneficially Owned: 3,774,536(2) (as of 7/1/96)

(b) Percent of Class:  7.5%(2) (as of 7/1/96)

(c) Number of shares as to which such person has:

    (i)   sole power to vote or to direct the vote  ...............            0

    (ii)  shared power to vote or to direct the vote .............. 3,774,536(2)

    (iii) sole power to dispose or to direct the
          disposition of .......................................... 3,774,536(2)

    (iv) shared power to dispose or to direct the disposition of..             0
    __________________________

    (1)Participants in the ESOP (the "ESOP participants") have the right to direct the Trustee in the voting of Common Stock and Series E ESOP Convertible Preferred Stock, $1.00 par value (the "Series E Preferred Stock"), allocated to their accounts on all matters required to be submitted to a vote of shareholders. The Series E Preferred Stock and the Common Stock vote together in one class on all matters submitted to a vote of shareholders. Each share of Series E Preferred Stock entitles the holder thereof to 1.25 votes on all matters submitted to a vote of the shareholders of the Company. If no directions are received as to voting of allocated shares, the Trustee votes such shares in the same proportion as the allocated shares for which the Trustee receives directions from ESOP Participants. The unallocated shares of Common Stock and Series E
    Preferred Stock are also voted by the Trustee in the same proportion as the allocated shares for which the Trustee receives directions from ESOP Participants. Additionally, the Trustee has the authority to dispose of allocated and unallocated shares in its discretion. Because the Trustee has investment and voting discretion over allocated and unallocated shares under certain circumstances, such shares may be deemed beneficially owned by the Trust and the Trustee under such circumstances. Accordingly, the shares listed as beneficially owned by the Trust include: (a) 1,741,820 shares of Series E Preferred Stock (convertible into 1,741,820 shares of Common Stock) which are not allocated to the individual accounts of the ESOP participants; and, (b) 1,338,692 shares of Series E Preferred Stock (convertible into 1,338,692 shares of Common Stock) which are allocated to the accounts of the ESOP participants. The filing of this Schedule 13G, however, does not constitute, and shall not be construed as, an admission that the Trust is, for the purposes of
    Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

    (2)The shares listed as beneficially owned by the Trustee include: (i) 3,080,512 shares of Series E Preferred Stock held by the Trustee solely in its capacity as trustee of the Trust (see discussion in note 1 above) and
    (ii) 694,024 shares of Common Stock held by the Trustee in agency or fiduciary capacities unrelated to the Trust on behalf of certain participants in the Company's 401K Plan (the "401K Participants"). Such shares are voted as directed by the 401K Participants. If no directions are received from the 401K Participants, the Trustee vote such shares in the same proportion as the shares for which the Trustee receives directions from the 401K Participants. Because the Trustee has, under certain circumstances, investment and voting discretion over allocated and unallocated shares and over the shares of Common Stock held in agency or fiduciary capacities unrelated to the Trust, such shares may be deemed beneficially owned by the Trust and the Trustee under such circumstances. The filing of this Schedule 13G, however, does not constitute, and shall not be construed as, an admission that the Trustee is, for the purposes of
    Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Subject to the terms and conditions of the Trust and the ESOP, Trust participants are entitled to receive certain distributions or assets held by the Trust. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock or Series E Preferred Stock, reflected in this
Schedule 13G.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10. CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 1996

THE INLAND STEEL INDUSTRIES
THRIFT PLAN ESOP TRUST by
LASALLE NATIONAL TRUST, N.A.
(not in its individual or corporate
capacity but solely as trustee)



By:   /s/ Jeffrey S. Schiedemeyer
      ---------------------------------
      Jeffrey S. Schiedemeyer
      Its:  Assistant Vice President



LASALLE NATIONAL TRUST, N.A.
(not in its individual or corporate
capacity but as trustee of the Inland
Steel Industries Thrift Plan ESOP
Trust (the "Trust") and in agency or fiduciary capacities unrelated to the Trust)



By:   /s/ Jeffrey S. Schiedemeyer
      -----------------------------------
      Jeffrey S. Schiedemeyer
      Its:  Assistant Vice President

                              EXHIBIT INDEX

EXHIBIT                     DESCRIPTION                                   PAGE
- -------                     -----------                                   ----

A        Resolution of Board of Directors authorizing Jeffrey S.
         Schiedemeyer to sign on behalf of the Trust and the Trustee.       9

                                                                       EXHIBIT A

LASALLE NATIONAL TRUST, N.A.
- --------------------------------------------------------------------------------
135 South LaSalle Street
Chicago, Illinois  60690


EXTRACT FROM THE BYLAWS

SECTION 9.2 EXECUTION OF INSTRUMENTS.
All agreements, indentures, mortgages, deeds, conveyances, transfers, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts, affidavits, bonds, undertakings, proxies and other instruments or documents may be signed, executed, acknowledged, verified, delivered or accepted on behalf of the association by the chairman of the board, or the president, or any vice president, or any assistant vice president, or the secretary, or, if in connection with the exercise of fiduciary powers of the association, by any of those officers or by any trust officer. Any such instruments may also be executed, acknowledged, verified, delivered or accepted on behalf of the association in such other manner and by such other officers as the board of directors may from time to time direct. The provisions of this Section 9.2 are supplementary to any other provisions of these bylaws.

RESOLUTION OF THE BOARD OF DIRECTORS

The Board of Directors at a meeting held April 16, 1990, adopted the following
Resolution:

RESOLVED,
1. Either the chairman of the board of directors, or the vice chairman of the board of directors, or the president, or any executive vice president, or any senior vice president, or any vice president, or any assistant vice president, or any such other officers as are designated by the Board of Directors, is authorized in his discretion, to do or perform any or all corporate and official acts in carrying on the business of the Trust, either of its own or when acting in any fiduciary capacity whatsoever, and he is hereby empowered in his discretion to appoint all necessary agents and attorneys; also, to make, execute and acknowledge all deeds, conveyances, mortgages, releases, leases, agreements, contracts, bills of sale, assignments, powers of attorney, or of substitution, proxies, certificates, declarations, receipts, discharges, satisfactions, settlements, petitions, schedules, accounts, affidavits, indemnity bonds and other instruments in writing in connection with the purchase, sale, mortgage, exchange, lease, assignment, transfer, management or handling in any way of any property, real or personal, of any description, held or controlled by the Trust, either in its own right, or in any fiduciary capacity and either the secretary, or any assistant secretary is authorized to attest and affix the corporate seal to any and all instruments in writing, requiring such attestation, or which are executed under seal. The enumeration of particular powers in this resolution shall not restrict or be taken to restrict in any way, the general powers and authorities otherwise given to said officers or any of them.

2. All bonds, debentures, notes or other obligations of any corporation, state, public agency or political subdivision; all stock certificates, voting trust certificates, warrants, scrip certificates or other instruments to be signed or countersigned by the Trust as transfer agent, registrar or in any other agency capacity; all certificates of deposit or deposit receipts to be signed by the Trust as depository, may be signed for the Trust by any officer of the Trust (except the auditor or an assistant auditor) or by such of the employees of the Trust as shall from time to time be designated by the officer responsible for the administration of customer trust accounts, and for such purpose only, each employee who shall be so designated, is hereby appointed and authorized to so sign as an assistant trust officer, assistant secretary and an authorized officer of the Trust.

STATE OF ILLINOIS  )
                   )  SS.
COUNTY OF COOK     )

I, Gregory P. Angelopoulos, (Assistant) Secretary do hereby certify that the above and foregoing is a correct copy of an extract from Section 9.2 of the Bylaws and the Resolution of the Board of Directors of LaSalle National Trust, N.A., Chicago, Illinois, in full force and effect at this date.
    I further certify that the officer(s) whose name(s) and signature(s) appear(s) below (is) (are) authorized to act and sign for and on behalf of LaSalle National Trust, N.A., Chicago, Illinois.


/s/ Jeffrey S. Schiedemeyer
- --------------------------------
Jeffrey S. Schiedemeyer
Assistant Vice President

Witness my hand and the corporate seal of said Trust this 11th day of July, A.D., 1996.


                                  /s/ Gregory P. Angelopoulos
                                  ---------------------------------------------
                                            (Assistant) Secretary